SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Banco Francés reports consolidated second quarter earnings for fiscal year 2010”.

Buenos Aires, August 10, 2010 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2010

Highlights

•

BBVA Banco Francés earnings totaled AR$ 203.4 million at the end of the second quarter of 2010, accumulating AR$ 363.1 million in the first six months of the year. Earnings increased 27.4% compared to the previous quarter.

•

Net interest income decreased by 9.1% during the second quarter of 2010, mainly due to lower gains from the public bond portfolio, partially offset by revenues originated by the private sector. The expansion in the private loan portfolio during the quarter, principally in the middle market and retail segments together with an adequate funds structure, supported the steady growth of private gains.

•

The private sector loan portfolio registered a significant increase of 12.2% during the second quarter, whereas in annual terms the increase was 15.1%. In the last twelve months financings to small and medium-sized companies showed the best performance, increasing 40%; while retail segment increased 18.0% during the same period.

•

BBVA Banco Francés maintains excellent management of risk, which allows it to maintain the best ratios in terms of asset quality in the Argentine Financial System. As of June 30, 2010 the non-performing loans ratio reached 0.7% with a coverage level of 380.7%.

•	In terms of liabilities, during the second quarter of the year, the Bank’s recurrent deposits increased 6.6%. Both, balances in sight accounts as well as in time deposits showed increases.

•	BBVA Banco Francés maintained adequate levels of liquidity and solvency. As of June 30, 2010, liquid assets (Cash and due from banks plus central bank instruments) represented 40.4% of the bank’s deposits. On the other hand, the capital ratio reached 16.9% of weighted risk assets. The excess over required capital was higher than AR$ 1 billion at the end of June 30, 2010.

•

In accordance with the resolutions approved by the Ordinary and Extraordinary Shareholders Meeting, during June 2010, BBVA Banco Francés paid a cash dividend of AR$ 480 million, corresponding to the fiscal year ended December 31, 2009.

Economic Environment

During April and May 2010, economic activity accelerated its pace of recovery.

The Monthly Estimator of Economic Activity (EMAE) grew 3.2% compared to the previous quarter in a seasonally adjusted series. The high level of consumption and an increase in investment drove the recovery.

During the second quarter of 2010, fiscal revenues increased 38.5% compared to the same quarter of the previous year. The recovery was aided by the improvement in economic activity and the contribution of the export tax, following the record harvest recorded, while VAT and Income Tax grew above average in the same period.

The primary fiscal surplus of the national public sector was AR$ 7,617 million; an increase of 185% compared to the second quarter of 2009. The improvement was due to the positive performance of tax collection and other fiscal resources, while primary spending grew 28.3% in annual terms during the second quarter of 2010.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) accumulated 2.3% during the second quarter of 2010.

The BCRA intervention in the FX market was a net purchase of US$3,748 million during the quarter. The exchange rate (according to the BCRA) closed at AR$3.9318 per U.S. dollar, an increase of 1.4% compared to March 31, 2010.

The international reserve stock reached US$49,240 million, increasing US$1,780 million during the quarter.

The Badlar rate at private banks was 10.3% at the end of the quarter, the slight upward trend during the quarter was mainly due to increasing credit demand. However, the liquidity ratios of the financial system remained stable.

Total deposits in the financial system increased 14.6% on average in the second quarter of 2010, while private sector deposits rose 6.3%. Private sector loans showed an increase of 8.7% during the second quarter, reflecting an improvement compared to the performance during the first quarter of 2010.

The Bank

BBVA Banco Francés maintains its leadership position in the Argentine financial system, due to a good balance sheet structure, high levels of liquidity and solvency, the best ratio of asset quality and coverage and excellent earnings, all of which confirm the effectiveness of the strategy implemented.

This strategy is mainly based on continuously improving the distribution network for the purpose of providing the best customer experience. In this regard, the Bank is developing a range of products and services tailored to the needs of each client, with special emphasis on the retail segment and in the small and medium-sized companies segment.

In line with this goal, during June 2010, BBVA Banco Francés and Lanpass, LAN’s frequent flyer program, launched to the market a new group of credit cards. This new agreement allows all BBVA Banco Francés clients to accumulate kilometers through consumption which can be redeemed for tickets to fly via Lan and Oneworld partner airlines, among other benefits.

In the middle market segment, in April 2010, BBVA Banco Francés launched a new line of SME business loans for a total amount of AR$ 400 million to finance investment projects and incorporations to capital goods. This line of loans and leases to all economic activity areas in the country has a period of up to 48 months, with a fixed nominal annual rate of 14.4%. (TFC: 15.4%).

Moreover, with the continued support to the development of agriculture in the country, the Bank designed a wide range of products specifically for the agricultural segment, offering excellent services and technology. In this sense, the Bank signed agreements with a large number of supplier companies in the industry, benefiting customers with lower interest rates to finance the purchase of machinery.

In order to continued to expand the liability products offered, in June 2010, the Bank launched a new investment vehicle, DIVa, (variable rate deposits), which is implemented through time deposits with an interest rate associated to soybean prices, without risking the capital invested.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2010 have been translated into pesos at the reference exchange rate of AR$3.9318 per U.S. dollar, published by the BCRA.

•

The information in this press release is derived from audited individual balance sheets, and consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Net Financial Income	433,300	476,619	386,089	-9.1%	12.2%
Provision for loan losses	(39,013)	(30,706)	(47,127)	27.1%	-17.2%
Net income from services	249,349	263,480	218,543	-5.4%	14.1%
Administrative expenses	(444,672)	(460,088)	(361,309)	-3.4%	23.1%
Operating income	198,964	249,305	196,196	-20.2%	1.4%
Income (Loss) from equity investments	16,293	5,665	23,515	187.6%	-30.7%
Income (Loss) from Minority interest	(3,546)	(4,486)	(4,417)	-21.0%	-19.7%
Other Income/Expenses	(16,931)	(5,270)	(25,917)	221.3%	-34.7%
Income tax and Minimum Presumed Tax	8,593	(85,540)	(127,531)	-110.0%	-106.7%
Net income for the period	203,373	159,674	61,846	27.4%	228.8%
Net income per share (2)	0.38	0.30	0.12	27.4%	228.8%
Net income per ADS (3)	1.14	0.89	0.35	27.4%	228.8%

(1)	Exchange rate: 3.9318 Ps. = 1 US$
(2)	Assumes 536,361,306 ordinary shares outstanding
(3)	Each ADS represents three ordinary shares.

At the end of second quarter 2010, net income totaled AR$ 203.4 million, growing 27.4% compared to the previous quarter, while compared with the same quarter of 2009; the increase was greater than 200%.

As of June 30, 2010, net financial income registered a slight decrease, which was mainly related to lower incomes originated by public bonds, while interest income from the private sector maintained the upward trend.

Provisions for loan losses increased in the second quarter of 2010, as a result of significant growth in the loan portfolio, both in retail segment and in the small and medium-sized companies segment.

Furthermore, net income from services decreased during the second quarter of 2010 due to higher charges for promotions and discounts and the impact of new legislation that eliminates payment of commissions to pay account holders.

During the second quarter of 2010, administrative expenses decreased by 5.4% compared to the previous quarter mainly due to a decline in personnel expenses.

During the quarter, a significant variation in the provision for income tax charge was registered, mainly due to an adjustment in the fiscal valuation of public bonds.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Return on Average Assets (1)	3.31%	2.70%	0.99%	22.4%	233.7%
Return on Average Shareholders’ Equity	27.8%	21.3%	11.3%	30.5%	144.8%
Net fee Income as a % of Recurrent Operating Income	36.5%	35.6%	36.1%	2.6%	1.1%
Net fee Income as a % of Administrative Expenses	56.1%	57.3%	60.5%	-2.1%	-7.3%
Adm. Expenses as a % of Recurrent Operating Income (2)	65.1%	62.2%	59.8%	4.8%	9.0%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income reached AR$ 433.3 million during the second quarter of 2010.

Net financial income decreased 9.1% compared to the previous quarter, mainly as a consequence of lower income coming from public bonds; which was partially offset by an increase in net financial income generated by private sector intermediation.

Net financial income grew 12.2% compared to the quarter ended June 30, 2009, registering significant growth from the private sector, as well as the improvement in the valuation of public bonds portfolio.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Net financial income	433,300	476,619	386,089	-9.1%	12.2%
Net income from financial intermediation	212,506	197,759	162,531	7.5%	30.7%
CER adjustment	190	205	74	-7.3%	156.8%
Income from securities and short term investments	112,293	180,426	91,876	-37.8%	22.2%
Interest on Government guaranteed loans	21,479	21,692	6,458	-1.0%	232.6%
Foreign exchange difference	41,939	41,910	43,122	0.1%	-2.7%
Others	44,893	34,627	82,028	29.6%	-45.3%

Income from Public and Private Securities

Income from public and private securities in the second quarter of 2010 dropped 47.1% and 16.8% compared to the previous quarter and the second quarter of 2009, respectively. This lower profitability reflects a different development in valuation of public sector bonds.

Income from Central Bank bills and notes holdings declined 14.3% compared to the previous quarter while profits doubled compared to the second quarter of 2009, as a result of volume changes in the Bank’s own portfolio and performance of these instruments.

The positive results recorded in holdings booked as available for sale, for both periods are also explained by changes in volume.

Finally, revenues from CER adjustment remained at a similar level to that of the previous quarter.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Income from securities and short-term investments	76,434	144,563	91,876	-47.1%	-16.8%
Trading account	6,527	7,505	28,094	-13.0%	-76.8%
Available for sale	23,542	19,984	7,207	17.8%	226.7%
Bills and Notes from the Central Bank	78,629	91,764	38,998	-14.3%	101.6%
Other fixed income securities	(32,264)	25,310	17,577	-227.5%	83.6%
CER adjustment	35,859	35,863	—	0.0%	100.0%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	35,859	35,863	—	0.0%	100.0%

Net Income from Services

At June 30, 2010, Net Income from services totaled AR$ 249.4 million, implying a decrease of 5.4% compared to the previous quarter, while there was an increase of 14.1% compared to the quarter ended June 30, 2009.

The decrease during the quarter is related first by the increase in expenditures for services following the launch of the Frances Go and LanPass programs and second by the new legislation that eliminates the collection of fees on payroll accounts. This was partially offset by increased fee income from credit cards, due to higher activity level and greater fees related to foreign and exchange activity.

The increase compared with the second quarter of 2009, is explained by higher income related to credit cards and from capital markets and securities activity despite higher services charge expenses from promotions associated with credit and debit cards consumption.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Net income from services	249,349	263,480	218,543	-5.4%	14.1%
Service charge income	344,646	332,169	289,450	3.8%	19.1%
Service charges on deposits accounts	110,374	120,004	107,021	-8.0%	3.1%
Credit cards and operations	93,840	83,755	67,846	12.0%	38.3%
Insurance	29,353	30,368	27,852	-3.3%	5.4%
Capital markets and securities activities	4,629	3,826	4,075	21.0%	13.6%
Fees related to foreign trade	15,417	13,851	15,150	11.3%	1.8%
Other fees	91,033	80,365	67,507	13.3%	34.8%
Services Charge expense	(95,297)	(68,689)	(70,907)	38.7%	34.4%

Administrative Expenses

Administrative expenses decreased 3.4% during the second quarter of 2010, and increased by 23.1% in the last twelve months.

Compared to the previous quarter, the decrease is a result of lower personnel expenses; during the first quarter of 2010, higher charges from voluntary retirements were registered.

The increase in general expenses during the quarter was caused by higher advertising and promotions expenses as a consequence of a more active Frances Go and LanPass campaign, together with a higher charge in bank transactions tax due to the payment of cash dividends for fiscal year 2009.

Personnel expenses increased compared to the same quarter in 2009 due to the labor agreement signed in 2010.

General expenses also grew in the last twelve months due to an increase in commercial activity, higher level of investment associated with changing the imagine of branch offices and the effect of inflation.

As of June 30, 2010, the Bank and its subsidiaries (except the Consolidar Group) had 4,240 employees. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specialized in the middle-market segment, 15 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale.

	Quarter ended		% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Administrative expenses	(444,672)	(460,088)	(361,309)	-3.4%	23.1%
Personnel expenses	(258,922)	(292,396)	(219,481)	-11.4%	18.0%
Electricity and Communications	(8,505)	(8,585)	(6,928)	-0.9%	22.8%
Advertising and Promotion	(27,489)	(17,730)	(14,578)	55.0%	88.6%
Honoraries	(9,326)	(8,507)	(8,325)	9.6%	12.0%
Taxes	(33,619)	(28,674)	(24,030)	17.2%	39.9%
Organization and development expenses	(5,433)	(5,185)	(3,879)	4.8%	40.1%
Amortizations	(14,025)	(13,280)	(11,344)	5.6%	23.6%
Other	(87,353)	(85,731)	(72,744)	1.9%	20.1%

Other Income / Expenses

Other income/expenses totaled a loss of AR$16.9 million during the second quarter of 2010, mainly due to provisions for other contingencies, which was partially offset by recovered credits.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2010, a gain of AR$16.3 million was recorded, mainly due to BBVA Banco Frances’ stake in the Consolidar Group.

Balance and Activity

Total Public Sector Exposure

During the second quarter of 2010, total exposure to the public sector national treasury debt maintained a similar level than in recent quarters. It is important to note that the relative weight of public assets is diminishing due to the increase in other assets, mainly the growth of loans to the private sector.

The Bank’s portfolio of Central Bank bills and notes decreased by 27.0% during the second quarter of the year, following the growth of private sector financing.

As of June 30, 2010 public sector national treasury assets represented 9.8% of total assets. Meanwhile, the total exposure, including the portfolio of BCRA bills and notes, reached 18.0% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and also, the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Public Sector - National Government	2,465,446	2,452,218	2,140,177	0.5%	15.2%
- Loans to the Federal government & Provinces	262,144	333,869	314,141	-21.5%	-16.6%
- Total bond portfolio	2,415,801	2,313,204	2,573,497	4.4%	-6.1%
Unlisted	1,881,323	1,917,096	2,039,920	-1.9%	-7.8%
Available for sale	530,352	347,832	146,554	52.5%	261.9%
Other government bonds	4,126	48,276	527	-91.5%	n.a.
Reverse repo w/Central Bank	0	0	386,496	0.0%	-100.0%
- Trustees	212,445	213,863	217,127	-0.7%	-2.2%
- Allowances	(424,944)	(408,718)	(964,587)	4.0%	-55.9%
Bills and Notes from Central Bank	2,335,369	3,200,183	2,471,397	-27.0%	-5.5%
- Own portfolio	2,092,262	3,089,605	1,457,202	-32.3%	43.6%
- Reverse repo w/Central Bank	243,107	110,579	1,014,195	100.0%	-76.0%
Total exposure to the Public Sector	4,800,815	5,652,401	4,611,575	-15.1%	4.1%
Total exposure to the Public Sector without repos	4,557,708	5,541,823	3,210,884	-17.8%	41.9%

Loan Portfolio

The private sector loan portfolio reached AR$ 11,659 million at June 30, 2010, increasing 12.2% and 15.1% compared with the previous quarter and with the same quarter in 2009, respectively.

The significant expansion during the second quarter was driven by growth principally in the middle market segment, where financings for foreign trade operations and other loans showed the best performance, while the increase in the retail segment was led by growth in credit cards, car loans and personal loans.

Private sector loan’s performance reflected an increase of 15.1% compared to the same quarter of 2009, mainly due to growth in the retail segment. Once again credit cards, personal loans and car loans boosted the expansion. Advances, discounted documents and other loans did the same in the middle market and corporate segments.

The table below shows the composition of the loan portfolio balance at the end of each quarter:

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Private & Financial sector loans	11,658,516	10,393,802	10,132,287	12.2%	15.1%
Advances	1,929,809	1,648,420	1,926,166	17.1%	0.2%
Discounted and purchased notes	1,383,903	1,205,363	890,872	14.8%	55.3%
Consumer Mortgages	823,903	821,273	901,569	0.3%	-8.6%
Car secured loans	580,180	521,091	493,064	11.3%	17.7%
Personal loans	1,995,985	1,885,749	1,786,040	5.8%	11.8%
Credit cards	1,787,499	1,512,034	1,214,953	18.2%	47.1%
Loans to financial sector	336,462	346,627	456,997	-2.9%	-26.4%
Other loans	2,993,753	2,623,303	2,506,585	14.1%	19.4%
Unaccrued interest	(17,680)	(17,425)	(15,284)	1.5%	15.7%
Adjustment and accrued interest & exchange differences receivable	171,163	183,924	200,901	-6.9%	-14.8%
Less: Allowance for loan losses	(326,461)	(336,557)	(229,576)	-3.0%	42.2%
Loans to public sector	262,144	333,869	314,141	-21.5%	-16.6%
Loans to public sector	89,178	120,520	108,340	-26.0%	-17.7%
Adjustment and accrued interest & exchange differences receivable	172,966	213,349	205,801	-18.9%	-16.0%
Net total loans	11,920,660	10,727,671	10,446,428	11.1%	14.1%

Asset Quality

BBVA Banco Francés continued to show solid asset quality and coverage ratios, maintaining its leading position in the Argentine Financial System in terms of the risk assumed.

As of June 30, 2010 asset quality ratio (non-performing loans over total loans) was 0.70%, and the coverage ratio (provisions over of non-performing loans) reached 380.7%.

Asset quality continued to improve compared to the previous quarter and also compared to the same quarter of 2009, reflecting the efficient risk policy implemented by the Bank.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Non-performing loans (1)	85,743	115,147	139,572	-25.5%	-38.6%
Allowance for loan losses	(326,461)	(336,557)	(229,576)	-3.0%	42.2%
Non-performing loans/net total loans	0.70%	1.04%	1.31%	-32.7%	-46.4%
Non-performing private loans/net private loans	0.72%	1.07%	1.35%	-33.3%	-46.9%
Allowance for loan losses/non-performing loans	380.74%	292.28%	164.49%	30.3%	131.5%
Allowance for loan losses/net total loans	2.67%	3.04%	2.15%	-12.4%	24.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under Other Receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Balance at the beginning of the quarter	342,080	342,902	211,946	-0.2%	61.4%
Increase / decrease	39,013	30,706	47,127	27.1%	-17.2%
Provision increase / decrease – Exchange rate difference	352	531	535	-33.7%	34.2%
Decrease	(49,279)	(32,059)	(26,562)	53.7%	85.5%
Balance at the end of the quarter	332,166	342,080	233,046	-2.9%	42.5%

Deposits

Total deposits reached more than AR$ 20 billion as of June 30, 2010, increasing 8.5% during the quarter, and 7.7% compared to the second quarter of 2009.

It is important to highlight that current account balances include transitory deposits.

Consequently, excluding such transitory funds, deposits grew 6.6% during the second quarter and 15.8% in the last twelve months.

Similarly, without considering transitory deposits, current accounts increased 24.2% during the last twelve months, representing 56.2% of total deposits at the end of June 30, 2010.

On the other hand, time deposits grew 6.3% and 7.4% compared with the previous quarter and with the second quarter of 2009, respectively.

In terms of currency, recurrent deposits denominated in pesos, grew 6.3% in the second quarter of 2010 and 17.2% in the last twelve months. On the other hand, recurrent deposits denominated in foreign currency increased 7.9% during the second quarter and 11.3% compared with the same quarter a year ago.

Nominal recurrent deposits in foreign currency, excluding the effect of the Argentine Peso devaluation, grew by 6.4% in the quarter and 7.4% in the last twelve months. As of June 30, 2010, recurrent deposits in foreign currency reached AR$4,389 million (equivalent to US$1.116 million), representing 21.8% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Total deposits	20,074,163	18,506,652	18,635,457	8.5%	7.7%
Current accounts	5,326,898	4,730,698	5,690,486	12.6%	-6.4%
Peso denominated	4,386,415	4,269,667	3,829,126	2.7%	14.6%
Foreign currency	940,483	461,031	1,861,360	104.0%	-49.5%
Saving accounts	6,434,047	5,976,811	5,169,427	7.7%	24.5%
Peso denominated	3,957,845	3,782,024	3,310,250	4.6%	19.6%
Foreign currency	2,476,202	2,194,787	1,859,177	12.8%	33.2%
Time deposits	7,888,285	7,422,924	7,343,592	6.3%	7.4%
Peso denominated	6,131,771	5,720,563	5,497,737	7.2%	11.5%
CER adjusted time deposits	748	1,040	2,645	-28.1%	-71.7%
Foreign currency	1,755,766	1,701,321	1,843,210	3.2%	-4.7%
Investment Accounts	73,518	41,017	5,331	79.2%	1279.1%
Peso denominated	73,518	41,017	5,331	79.2%	1279.1%
Other	351,415	335,202	426,621	4.8%	-17.6%
Peso denominated	200,058	169,765	189,636	17.8%	5.5%
Foreign currency	151,357	165,437	236,985	-8.5%	-36.1%
Rescheduled deposits + CEDROS (*)	57,753	62,362	81,658	-7.4%	-29.3%
Peso denominated	57,753	62,362	81,658	-7.4%	-29.3%
Total deposits + Rescheduled deposits & CEDROS	20,131,916	18,569,014	18,717,115	8.4%	7.6%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources grew 15.8% at the end of June 30, 2010, but decreased 11.9% in the last twelve months.

Growth that took place during the quarter is a consequence of higher balances in local currency whereas the balances in foreign currency decreased.

It is important to mention that 20.3% of balances shown in the table below were foreign-currency denominated at the end of June 30, 2010.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Lines from other banks	83,524	72,148	94,792	15.8%	-11.9%
Senior Bonds	—	—	—	—	—
Other banking liabilities	83,524	72,148	94,792	15.8%	-11.9%
Subordinated Debt	—	—	—	—	—
Total other funding sources	83,524	72,148	94,792	15.8%	-11.9%

Capitalization

As of June 30, 2010, total shareholder’s equity of the Bank totaled AR$ 2.782 million; whereas the excess of capital over the BCRA requirements was AR$1,075 million.

The capital ratio reached 16.9% of risk-weighted assets at June 30, 2010.

The unrealized valuation difference as of March 31, 2010 reached AR$42.1million due to a slight decrease in the value of public bonds labeled as “available for sale”.

It is important to highlight that during the second quarter the Bank paid a cash dividend of AR$ 480 million, in accordance with the resolutions approved in the Ordinary and Special Shareholders’ Meeting held on April 30, 2010, and after receveing the official BCRA authorization.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Capital Stock	536,361	536,361	536,361	0.0%	0.0%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	1,024,472	0.0%	0.0%
Reserves on Profits	802,385	658,693	658,693	21.8%	21.8%
Unappropriated retained earnings	996,795	1,417,114	686,697	-29.7%	45.2%
Unrealized valuation difference	(42,096)	(21,774)	(124,379)	93.3%	-66.2%
Total stockholders’ equity	2,781,556	3,078,505	2,245,483	-9.6%	23.9%

The variations in the minimum capital required by the Central Bank compared with the prior quarters are mainly related to the cash dividend payment.

By the end of June 30, 2010 the excess of capital over Central Bank requirements represented 38.7% of total stockholders’ equity, demonstrating an excellent level of solvency.

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in thousands of pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
Central Bank Minimum Capital Requirements	1,887,104	2,136,105	1,556,709	-11.7%	21.2%
Central Bank Minimum Capital Requirements (a, b)	1,684,259	1,934,794	1,462,778	-12.9%	15.1%
Market Risk	118,632	104,571	43,545	13.4%	172.4%
Increase in capital requirements related to custody	84,213	96,740	50,386	-12.9%	67.1%
a) Central Bank Minimum Capital Requirements	1,626,445	1,534,719	1,462,778	6.0%	11.2%
Allocated to Asset at Risk	1,063,096	1,002,248	995,327	6.1%	6.8%
Allocated to Immobilized Assets	89,201	87,337	93,298	2.1%	-4.4%
Interest Rate Risk	208,821	183,159	151,039	14.0%	38.3%
Loans to Public Sector and Securities in Investment	265,327	261,975	223,114	1.3%	18.9%
Non Compliance of Other Credit Regulations	—	—	—	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,684,259	1,934,794	1,007,715	-12.9%	67.1%
5% of the securities in custody and book-entry notes	1,684,259	1,934,794	1,007,715	-12.9%	67.1%
Bank Capital Calculated under Central Bank Rules	2,962,644	3,272,643	2,532,215	-9.5%	17.0%
Core Capital	2,460,605	2,940,605	2,222,143	-16.3%	10.7%
Minority Interest	291,534	289,665	336,955	0.6%	-13.5%
Supplemental Capital	284,832	116,639	35,936	144.2%	692.6%
Deductions	(74,327)	(74,266)	(62,819)	0.1%	18.3%
Excess over Required Capital	1,075,540	1,136,538	975,506	-5.4%	10.3%
Capital Ratio (Central Bank rules)	16.9%	19.6%	15.7%	-13.7%	8.1%
Excess over Required Capital as a % of Shareholders’ Equity	38.7%	36.9%	43.4%	4.7%	-11.0%

Additional Information

	Quarter ended			% Change Qtr ended 06/30/10 vs. Qtr ended
in pesos except percentages	06/30/10	03/31/10	06/30/09	03/31/10	06/30/09
- Exchange rate	3.9318	3.8763	3.7952	1.4%	3.6%
- Quarterly CER adjustment	2.85%	3.16%	1.32%	-9.9%	115.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss second quarter earnings will be held on Wednesday, August 11th, 2010, at 11:00 AM New York time – 12.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 668 1645 within the U.S. or +1 (913) 312 1466 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 9214053.

A conference call replay facility will be available from August 11th through August 26th, 2010. In order to listen to this digital replay, please call (888) 203 1112 within the U.S. or +1 (719) 457 0820 outside the U.S. Access Code: 9214053.

Internet

This press release is also available on www.bancofrances.com.ar

CONTACTS

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 int. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET

ASSETS: (in thousands of pesos)	06/30/10	03/31/10	12/31/09	06/30/09
Cash and due from banks	6,368,283	5,419,543	5,166,121	5,920,981
Government and Private Securities	4,331,768	5,110,007	5,130,730	4,084,939
- Trading account (listed securities)	4,127	48,274	8,352	527
- Available for sale	853,420	746,908	640,175	403,514
- Reverse repo w/Central Bank	243,107	—	68,250	386,496
- Unlisted	1,881,323	1,917,096	1,961,046	2,039,920
- Listed Private Securities	5,542	5,338	6,086	4,632
- Bills and Notes from the Central Bank	1,769,193	2,801,109	2,896,748	2,214,437
Less: Allowances	(424,944)	(408,718)	(449,927)	(964,587)
Loans	11,920,660	10,727,671	10,652,548	10,446,428
- Loans to the private & financial sector	11,658,516	10,393,802	10,336,588	10,132,287
- Advances	1,929,809	1,648,420	1,703,751	1,926,166
- Discounted and purchased notes	1,383,903	1,205,363	1,068,567	890,872
- Secured with mortgages	823,903	821,273	838,410	901,569
- Car secured loans	580,180	521,091	480,694	493,064
- Personal loans	1,995,985	1,885,749	1,819,382	1,786,040
- Credit cards	1,787,499	1,512,034	1,464,163	1,214,953
- Loans to financial sector	336,462	346,627	335,367	456,997
- Other loans	2,993,753	2,623,303	2,806,667	2,506,585
Less: Unaccrued interest	(17,680)	(17,425)	(16,471)	(15,284)
Plus: Interest & FX differences receivable	171,163	183,924	173,744	200,901
Less: Allowance for loan losses	(326,461)	(336,557)	(337,686)	(229,576)
- Public Sector loans	262,144	333,869	315,960	314,141
Principal	89,178	120,520	117,464	108,340
Plus: Interest & FX differences receivable	172,966	213,349	198,496	205,801
Other banking receivables	1,052,529	1,076,975	884,467	2,244,090
- Repurchase agreements	218,677	99,874	76,397	1,298,115
- Unlisted private securities	94,397	89,957	88,131	69,461
- Unlisted Private securities: Trustees	42,247	40,459	39,357	36,287
- Other banking receivables	702,913	852,208	685,798	843,697
- Less: provisions	(5,705)	(5,523)	(5,216)	(3,470)
Investments in other companies	410,977	404,610	399,496	463,131
Intangible assets	65,231	65,030	55,097	50,702
- Organization and development charges	65,231	65,030	55,097	50,702
Other assets	1,123,039	1,070,108	1,083,195	1,179,166

TOTAL ASSETS	25,272,487	23,873,944	23,371,654	24,389,437

LIABILITIES:	06/30/10	03/31/10	12/31/09	06/30/09
Deposits	20,131,916	18,569,014	18,350,874	18,717,115
- Current accounts	5,326,898	4,730,698	4,439,513	5,690,486
- Saving accounts	6,434,047	5,976,811	5,982,525	5,169,427
- Time deposits	7,888,285	7,422,924	7,559,265	7,343,592
- Investment Accounts	73,518	41,017	19,022	5,331
- Rescheduled deposits - CEDROS	57,753	62,362	66,331	81,658
- Other deposits	351,415	335,202	284,218	426,621
Other banking Liabilities	1,569,324	1,377,212	1,195,048	2,673,701
Other provisions	346,209	328,308	318,659	282,926
- Other contingencies	345,774	327,879	318,231	282,569
- Guarantees	435	429	428	357
Other liabilities	383,056	464,023	528,205	426,323
Minority interest	60,426	56,882	52,396	43,889

TOTAL LIABILITIES	22,490,931	20,795,439	20,445,182	22,143,954

TOTAL STOCKHOLDERS’ EQUITY	2,781,556	3,078,505	2,926,472	2,245,483

Total liabilities + stockholders’ equity	25,272,487	23,873,944	23,371,654	24,389,437

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)	06/30/10	03/31/10	12/31/09	06/30/09
Financial income	610,298	657,877	819,349	663,139
- Interest on Cash and Due from Banks	—	—	—	—
- Interest on Loans Granted to the Financial Sector	15,275	15,739	20,138	16,614
- Interest on Overdraft	71,999	65,703	85,868	93,241
- Interest on Discounted and purchased notes	38,005	36,327	36,877	37,518
- Interest on Mortgages	27,080	27,465	29,768	30,287
- Interest on Car Secured Loans	24,221	23,291	23,289	22,238
- Interest on Credit Card Loans	50,436	48,697	48,285	46,335
- Interest on Other Loans	165,977	157,398	148,105	151,135
- From Other Banking receivables	445	302	259	355
- Interest on Government Guaranteed Loans Decree 1387/01	21,479	21,692	92,069	6,458
- Income from Securities and Short Term Investments	112,293	180,426	255,202	91,876
- Net Income from options	(395)	—	—	—
- CER	256	285	247	159
- Foreign exchange difference	41,939	41,910	29,164	43,122
- Other	41,288	38,642	50,078	123,801
Financial expenses	(176,998)	(181,258)	(207,878)	(277,050)
- Interest on Current Account Deposits	(1,332)	(3,960)	(4,702)	(6,533)
- Interest on Saving Account Deposits	(1,529)	(1,813)	(2,540)	(2,398)
- Interest on Time Deposits	(142,790)	(137,594)	(166,980)	(185,100)
- Interest on Other Banking Liabilities	(2,195)	(2,171)	(2,172)	(3,885)
- Other interests (includes Central Bank)	(630)	(602)	(715)	(887)
- CER	(66)	(80)	(67)	(85)
- Bank Deposit Guarantee Insurance system mandatory contributions	(8,262)	(8,079)	(7,904)	(8,104)
- Mandatory contributions and taxes on interest income	(24,194)	(22,944)	(22,841)	(28,285)
- Other	4,000	(4,015)	43	(41,773)
Net financial income	433,300	476,619	611,471	386,089
Provision for loan losses	(39,013)	(30,706)	(30,665)	(47,127)
Income from services, net of other operating expenses	249,349	263,480	244,158	218,543
Administrative expenses	(444,672)	(460,088)	(433,571)	(361,309)
Income (loss) from equity investments	16,293	5,665	6,156	23,515
Net Other income	(16,931)	(5,270)	(12,757)	(25,917)
Income (loss) from minority interest	(3,546)	(4,486)	(4,010)	(4,417)
Income before tax	194,780	245,214	380,782	189,377
Income tax	8,593	(85,540)	(119,533)	(127,531)

Net income	203,373	159,674	261,249	61,846

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	06/30/10	03/31/10	12/31/09	06/30/09
Cash and due from banks	6,567,669	5,432,205	5,255,412	6,071,288
Government Securities	6,259,700	7,157,067	7,214,232	5,679,364
Loans	13,111,785	11,935,352	11,751,889	11,766,704
Other Banking Receivables	1,083,813	1,114,226	931,465	2,372,805
Assets Subject to Financial Leasing	312,124	296,331	311,784	305,585
Investments in other companies	102,267	106,606	106,289	103,429
Other assets	913,272	875,148	820,522	997,902

TOTAL ASSETS	28,350,630	26,916,935	26,391,593	27,297,077

LIABILITIES	06/30/10	03/31/10	12/31/09	06/30/09
Deposits	20,094,322	18,557,557	18,334,845	18,676,206
Other banking liabilities	1,582,024	1,383,564	1,224,668	2,678,669
Minority interest	226,991	216,657	213,182	271,001
Other liabilities	3,665,737	3,680,652	3,692,426	3,425,718

TOTAL LIABILITIES	25,569,074	23,838,430	23,465,121	25,051,594

TOTAL STOCKHOLDERS’ EQUITY	2,781,556	3,078,505	2,926,472	2,245,483

STOCKHOLDERS’ EQUITY + LIABILITIES	28,350,630	26,916,935	26,391,593	27,297,077

NET INCOME	06/30/10	03/31/10	12/31/09	06/30/09
Net Financial Income	556,621	604,925	713,915	527,857
Provision for loan losses	(39,013)	(30,706)	(30,665)	(47,127)
Net Income from Services	249,319	263,415	244,459	217,655
Administrative expenses	(445,318)	(486,443)	(459,938)	(363,525)
Net Other Income	(115,012)	(100,082)	(85,893)	(127,475)

Income Before Tax	206,597	251,109	381,878	207,385

Income Tax	7,111	(87,960)	(119,216)	(130,259)

Net income	213,708	163,149	262,662	77,126

Minoritary Interest	(10,335)	(3,475)	(1,413)	(15,280)

Net income for Quarter	203,373	159,674	261,249	61,846

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 10, 2010	By:	/s/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer